1099 NEW YORK AVENUE NW SUITE 900 WASHINGTON, DC 20001-4412

April 2, 2013

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mara L. Ransom, Assistant Director

Lisa Kohl, Staff Attorney

Lilyanna Peyser, Special Counsel

Jim Allegretto, Senior Assistant Chief Accountant

Andrew Blume, Staff Accountant

Re:	US Foods, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed March 15, 2013

File No. 333-185732

Ladies and Gentlemen:

We are submitting this letter on behalf of US Foods, Inc. (the “Company” or “US Foods”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated March 27, 2013 relating to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (Registration No. 333-185732) filed with the Commission on March 15, 2013 (the “Registration Statement”). Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter five (5) copies of Amendment No. 3 in paper format, which have been marked to show changes from Amendment No. 2 to the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

CHICAGO LOS ANGELES NEW YORK WASHINGTON, DC	WWW.JENNER.COM

Securities and Exchange Commission

April 2, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Liquidity and Capital Resources, page 57

1.	Considering you are “highly leveraged” and have entered into several material debt transactions, including issuances, extinguishments, and refinancings, please revise your disclosures to discuss the known impact of these activities on your results of operations and cash flows in the future. Please note that disclosures are mandatory where there is a known trend or uncertainty that is reasonably likely to have a material effect on financial condition or results of operations.

The Company has revised the disclosure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 58 to reflect the Staff’s comments to discuss the effect of the refinancing on cash flows and results of operations.

Executive Compensation, page 85

Overview of Annual Incentive Plan Award, page 96

2.	We note your response to comment 7 in our letter dated February 28, 2013 and the statement in your response letter that the Haircut Reduction is automatic and non-discretionary. Please also clarify whether the use of available bonus pool funds to meet the adjusted EBITDA target is automatic and non-discretionary. If not, please disclose who has discretion over the use of bonus pool funds to meet the adjusted EBITDA target. Please also tell us whether there is any limit to the amount of bonus pool funds that may be utilized to meet the adjusted EBITDA target, with a view to explaining how the adjusted EBITDA threshold qualifies as a meaningful target communicated to your named executive officers such that the amounts awarded under the Annual Incentive Plan are properly characterized in the summary compensation table as non-equity incentive plan compensation. Please refer to Section II.C.1.f of Securities Act Release No. 33-8732A for guidance.

The Company respectfully advises the Staff that the use of the available Bonus Pool to meet the adjusted EBITDA target is automatic and non-discretionary as it is required by the Annual Incentive Plan and applicable accounting practices. The Annual Incentive Plan provides that “All annual bonuses are subject to a minimum performance requirement of the Company to warrant full bonus payment.” For 2012, the Annual Incentive Plan requires that a minimum adjusted EBITDA of $841 million be attained before any annual bonus award payments can be made. The Annual Incentive Plan provides that no award payments will be made that reduce the Company’s adjusted EBITDA for 2012 below the $841 million floor. Instead, a pro-rata reduction shall be applied to all award calculations under the Annual Incentive Plan such that the Company’s actual adjusted EBITDA achievement for 2012 remains at or more than $841 million after payment of such awards.

Securities and Exchange Commission

April 2, 2013

In order to provide any Annual Incentive Plan award under the adjusted EBITDA performance metric, the Company must achieve a threshold amount of adjusted EBITDA equal to 95% of the established Annual Incentive Award adjusted EBITDA target. During the course of the fiscal year, the Company accrues a bonus expense for the projected amount of the aggregate Annual Incentive Plan awards to be paid out to employees that are part of the NEO’s bonus plan (the “Bonus Pool”). If at any time during the year management determines it is no longer probable that the Company will meet our established Annual Incentive Plan adjusted EBITDA target, management will reduce the amount to be accrued for a given period or reduce the Bonus Pool to more accurately reflect the expected payout. If the Company has not met the Annual Incentive Plan adjusted EBITDA threshold for the year and amounts remain in the Bonus Pool (amounts accrued for expected payouts), management is required by the Annual Incentive Plan and thus by applicable accounting practices to reduce the Bonus Pool by the amount no longer expected to be paid out which in turn will increase adjusted EBITDA (i.e. each dollar that has been accrued to fund the Bonus Pool reduced the adjusted EBITDA amount by one dollar, therefore each dollar removed from the Bonus Pool will increase adjusted EBITDA by one dollar). If the amount by which the threshold exceeds the actual adjusted EBITDA is greater than the accruals remaining in the Bonus Pool, no Annual Incentive Plan award will be paid out. The percentage difference between the amount of award payments to be paid out to employees if the Company had met the adjusted EBITDA threshold and the amount remaining in the Bonus Pool that will not reduce the adjusted EBITDA amount below the threshold is the “Haircut Reduction.” Under the Annual Incentive Plan, the Company will not pay out any incentive plan award if the Haircut Reduction equals 100% (i.e. the Company does not meet the threshold set at the beginning of the year). For example, if $5 million was accrued in the Bonus Pool at the end of 2012 (the amount that was accrued and expected to be paid out as bonuses) and the adjusted EBITDA threshold was $5 million more than actual adjusted EBITDA, no bonus would be paid out (i.e. the Haircut Reduction would equal 100%). In this example, there would be no funds left in the Bonus Pool, and, consequently, there would be no payouts under the Annual Incentive Plan. As a result, the outcome with respect to the relevant performance target is substantially uncertain at the time the performance target is established and the target is communicated. In order to clarify the limitation, the Company has revised the language in the Registration Statement on pages 86, 98 and 99 to reflect this response.

Notes to Consolidated Financial Statements, page F-7

11. Debt, page F-18

3.	We note that on December 6, 2012, you entered into a series of transactions related to your 2007 Term Loan, including repaying $249 million of principal and extending the maturity date for $450 million of principal from July 2014 to March 2017. Please address the following items:

Securities and Exchange Commission

April 2, 2013

•	Considering the term extension and increased interest rate, please show us via computation how you determined that the amendment to your 2007 Term Loan should be accounted for as a debt modification and not as a debt extinguishment. In doing so, please provide us with calculations illustrating that the present value of cash flows under the new debt instrument differs by less than 10% from the present value of the remaining cash flows under the terms of the original instrument. Please tell us how you determined the discount rate used to calculate present value. To the extent applicable, please also explain to us any other differences between this revised agreement that resulted in a debt modification and the similar June 6, 2012 revised agreement that resulted in a debt extinguishment, such as collateral standing or debt priority differences. Tell us the discount rate used in the June 6 calculation and, to the extent it differed from that used in the December 6 modification, please explain the reasons for the dissimilar rates. See ASC 470-50-40-6 through -12.

•	You state that the “amendment” of the 2007 Term Loan resulted in a debt extinguishment loss of $9 million, consisting of $5 million of fees paid to debt holders, $2 million of third party costs, and the write-off of $2 million of unamortized debt issuances costs not related to continuing lenders. Citing specific accounting guidance, please show us, with related computation, how each of these charges complies with GAAP. Please also tell us what you mean when you use the term “loss on extinguishment” in relation to the amendment to extend the maturity of the $450 million principal of the 2007 Term Loan.

In response to the Staff’s comment, the Company respectfully advises the Staff as to the first bullet of its comment as follows:

The 2007 Term Loan is syndicated, and each debt holder has loaned a specific amount to the Company and has a right to repayment. In evaluating the accounting for the refinancing of the remaining $699 million in principal of the 2007 Term Loan, the Company noted that as a result of the December 6, 2012 transaction, $249 million was repaid while $450 million was extended and held by two distinct lender groups. The $450 million was comprised of:

•	$279 million in principal of the 2007 Term Loan was acquired by new lenders who agreed to extend the 2007 Term Loan until March 2017. The Company’s agent contemporaneously used the $279 million in proceeds received from the new lenders to repay the prior 2007 Term Loan lenders in full, in addition to $154 million in cash (included in the aforementioned $249 million repayment), repaying a total of $433 million of principal being refinanced.

•	Lenders holding $266 million in principal of 2007 Term Loan agreed to extend the maturity of only $171 million in principal of the facility until March 2017. These lenders received $95 million in cash (included in the aforementioned $249 million repayment) for the portion of their 2007 Term Loan holdings not extended.

Securities and Exchange Commission

April 2, 2013

A summary of the amounts described above is as follows:

	Transaction with continuing lenders	Transaction with other lenders	Total
Original Balance	$266 million	$433 million	$699 million
Balance paid down (non-term loan funds)	$95 million	$154 million	$249 million
Balance refinanced (amended term loan funds)	$171 million	$279 million	$450 million

Financial Accounting Standards Board Accounting Standards Codification (ASC) 470-50-55-2 states:

Separate debt instruments exist between the debtor and the individual creditors participating in loan syndications. If an exchange or modification offer is made to all members of the syndicate and only some of the creditors agree to the exchange or modification, this guidance would be applied to debt instruments held by those creditors that agree to the exchange or modification. Debt instruments held by those creditors that do not agree would not be affected.

The Company determined that the guidance in ASC 405-20-40-1 would apply to the $433 million in principal ($279 million replaced by new lenders plus $154 million who did not extend) of 2007 Term Loan whereby previous holders of the debt did not extend and/or were replaced by new lenders. The previous holders were paid in full by the Company’s agent with the proceeds it received directly from new lenders and cash from the additional refinancing activities occurring on that date.

ASC 405-20-40-1 states:

A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if the debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor is accomplished by the delivery of cash.

The Company concluded that this portion of the 2007 Term Loan resulted in an extinguishment of debt.

As noted above, holders of $266 million in principal of the 2007 Term Loan agreed to extend the maturity date of $171 million in principal to March 31, 2017. To determine the accounting for the extended 2007 Term Loan held by continuing lenders, the Company reviewed the guidance in ASC 470-50-40-10.

Securities and Exchange Commission

April 2, 2013

ASC 470-50-40-10 states:

A substantial modification of the terms of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.

As presented in the table below, the present value of the cash flows on the $266 million in principal of the 2007 Term Loan associated with the continuing lenders who agreed to extend the maturity date of $171 million in principal increased 9.1%. Accordingly, the debt instruments are not considered substantially different, and modification accounting should be applied to this portion of the 2007 Term Loan amendment.

	Original	Modified	Difference
Principal Balance	$265,697,467	$265,697,467
Principal Payments	0.25%, Quarterly	0.25%, Quarterly
Maturity Date	7/3/2014	3/31/2017
Discount Rate	2.94%	2.94%
Extension Fees Received	$0	$3,421,907
Initial Principal Payment	$0	$94,602,102

Present Value of Cash Flows	$264,152,727	$288,237,771	$24,085,044

	Percentage Change		9.12%

The Company followed the guidance in ASC 470-50-40-12 to determine the discount rate used to calculate the present value of the cash flows for purposes of applying the 10 percent cash flow test.

ASC 470-50-40-12b and 12e state:

b. If the original debt instrument or the new debt instrument has a floating interest rate, then the variable rate in effect at the date of the exchange or modification shall be used to calculate the cash flows of the variable-rate instrument.

e. The discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument.

The original 2007 Term Loan had a floating interest rate of LIBOR + 2.5%. At the date of the transaction, the interest rate on the 2007 Term Loan was LIBOR + 2.5%, or 2.71%. Applying this interest rate to the cash flows on the $266 million of 2007 Term Loan subject to the cash flow test above resulted in an effective interest rate and therefore a discount rate of 2.94%. The June 2012 transaction discount rate was determined to be 3.01%, which was seven basis points higher than the December rate, primarily due to a four basis point higher LIBOR rate in June 2012.

Securities and Exchange Commission

April 2, 2013

There were no significant differences in the terms of the December 2012 and June 2012 agreements for the lenders who agreed to amend the 2007 Term Loan. Lenders in each transaction received identical terms as to an increased interest rate and extended maturity date. The June 2012 Term Loan amendment was accounted for as an extinguishment versus a modification as the present value of the cash flows on the amended of the portion of the 2007 Term Loan increased by 12.4% as compared to the present value of the remaining cash flows under the terms of the original 2007 Term Loan. The primary driver of this difference in accounting conclusion is a result of the initial principal payments of $95 million received by the continuing lenders in connection with the December transaction when no similar up front principal reduction occurred during the June transaction.

In response to the Staff’s comment, the Company respectfully advises the Staff as to bullet two as follows:

As consideration for participating in the transaction, the Company paid loan fees of $9 million to the lenders participating in the $450 million of extended 2007 Term Loan. The Company allocated $4 million of these fees to the continuing lenders who extended $171 million of the extended 2007 Term Loan (using the ratio of $171 million of the continuing lenders to the $450 million total lenders), and $5 million of these fees to the new lenders who acquired $279 million of the extended 2007 Term Loan (using the ratio of $279 million of new lenders to the $450 million total lenders). As noted above, the portion of the 2007 Term Loan amendment with continuing lenders should be accounted for as a modification of debt while the portion of the 2007 Term Loan amendment with new lenders should be accounted for as an extinguishment of debt. To determine the accounting treatment for these fees paid to the lenders as consideration for participating in the transaction, the Company followed the guidance in ASC 470-50-40-17, which states:

Fees paid by the debtor to the creditor as part of the exchange or modification shall be accounted for as follows:

a.	If the exchange or modification is to be accounted for in the same manner as a debt extinguishment and the new debt instrument is initially recorded at fair value, then the fees paid or received shall be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized.

b.	If the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the fees shall be associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method.

Securities and Exchange Commission

April 2, 2013

Accordingly, the Company applied paragraph ASC 470-50-40-17b to the $4 million of these fees associated with the portion of the transaction deemed to be a modification and deferred the fees over the remaining term of the modified debt instrument. In order to consistently apply this guidance to the remaining fees, the Company applied paragraph ASC 470-50-40-17a to the $5 million of these fees associated with the portion of the transaction deemed to be an extinguishment, and charged these fees to the loss on debt extinguishment.

The Company does acknowledge that the ASC guidance on fees paid to creditors is different in an extinguishment if the creditors are participating in the transaction before and after the extinguishment, which is governed by ASC 470-50-40-17 (as described above), as compared to a transaction when the creditors are different before and after the extinguishment, in which the transaction is considered to be an issuance of new debt with new lenders, and therefore fees paid to those lenders are considered debt issuance costs and should be capitalized and amortized in accordance with ASC 470-10.

The Company has concluded that the Company incorrectly applied the guidance, which resulted in additional expense in fiscal 2012 of $5 million, as opposed to the costs being amortized as approximately $1 million per year for each fiscal year through 2017.

In assessing the impact on the financial statements, the Company has evaluated this error in the financial statement, by applying the guidance of SAB 99, Topic 1M and SAB 108, Topic 1N and has concluded that had the correct accounting treatment been applied to this $5 million in fees, the total impact on the 2012 financial statements would be immaterial both quantitatively and qualitatively. In reaching this conclusion, the Company specifically notes the following considerations:

•	The Company initially considered the percentage impact relative to certain lines in the Consolidated Statement of Comprehensive Loss, and the total amount of this misstatement represents approximately 0.02% of Net Sales, or 0.60% of adjusted EBITDA (which is used as management’s internal measure to assess operating performance) and 1.5% of Operating Income. The misstatement is not deemed to be material in relation to the aforementioned metrics. The misstatement represents 10.9% of the Company’s Net Loss which is not deemed to be a significant factor in our evaluation of materiality given that Net Loss is negligible in relation to the size of the Company’s overall operations and ongoing results.

•	The misstatement was not intentionally made by the Company; however, it does arise from an item that is capable of precise measurement.

•	Although the misstatement impacts the recorded Net Loss, it does not at all impact adjusted EBITDA, which is the primary performance measure used by the Company’s management, and is a key component of management’s compensation, as any losses related to debt transactions are specifically adjusted for in determining adjusted EBITDA, and therefore has no impact on management’s compensation.

•	This misstatement also does not change the recorded Net Loss into Net Income for the current period.

•	This misstatement does not mask a change in earnings or other trends, nor does it hide any failures to meets expectations for the enterprise.

Securities and Exchange Commission

April 2, 2013

•	This misstatement does not affect compliance with any loan covenants, contractual requirements, or other regulatory requirements and does not involve the concealment of an unlawful transaction.

•	Combined with other immaterial uncorrected errors, the aggregate impact of all misstatements identified affecting the financial statements under both the iron curtain and the rollover method is less than this error individually.

The Company has considered the qualitative aspects of this misstatement as to whether it is substantially likely that a reasonable person would consider this to be important. Based on the overall significance of this misstatement relative to the financial statements taken as a whole, as well as the substance of the overall transaction, the Company does not expect that in light of surrounding circumstances, the magnitude of this item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of this item.

The Company also incurred $6 million of third party costs (primarily transaction fees and legal fees) incurred directly related to the December amendment of the 2007 Term Loan. The Company allocated $2 million of the third party costs (using the ratio of $171 million of previous lenders extending to the $450 million total loan amount) to the portion of the 2007 Term Loan amendment accounted for as a modification. To determine the accounting treatment for the third party costs incurred directly related to the December amendment of the 2007 Term Loan, the Company followed the guidance in ASC 470-50-40-18b, which states:

Costs incurred with third parties directly related to the exchange or modification (such as legal fees) shall be accounted for as follows:

If the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the costs shall be expensed as incurred.

Accordingly, the Company charged the third party costs allocated to the portion of the 2007 Term Loan amendment accounted for as a modification to the loss on debt extinguishment.

Unamortized debt issuance costs associated with the 2007 Term Loan totaled $3 million at December 6, 2012, the date of the refinancing transaction. As discussed above, the liabilities associated with the $279 million in principal of the 2007 Term Loan acquired by new lenders and the $249 million in principal of the 2007 Term Loan repaid by the Company are considered extinguished in accordance with ASC 405-20-40-1. ASC 470-50-40-2 states:

A difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item.

Securities and Exchange Commission

April 2, 2013

Accordingly, the Company allocated $2 million representing the pro rata share of the unamortized debt issuance costs associated with these portions of the 2007 Term Loan amendment [($279 million + $249 million)/ $699 million)] accounted for as debt extinguishments. The $2 million allocated to the extinguished liabilities were written off and included in the calculation of the loss on debt extinguishment.

The Company used the term “loss on extinguishment” related to the amendment to extend the maturity of the $450 million principal of the 2007 Term Loan to demonstrate the classification of these amounts on the face of the Statement of Comprehensive Loss.

******

Securities and Exchange Commission

April 2, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (202) 637-6389 or, in her absence, Kevin T. Collins at (212) 891-1634.

Sincerely, JENNER & BLOCK

/s/ Elaine Wolff
Elaine Wolff

cc:	Juliette Pryor, Executive Vice President, General Counsel & Chief Compliance Officer

Allan D. Swanson, Chief Financial Officer

Dirk Locascio, Corporate Controller

Gail Sharps Myers, Senior Vice President & Deputy General Counsel

James Pyle, Associate General Counsel

US Foods, Inc.